EXHIBIT 12

F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$356,269	$246,389	$229,642	$206,670	$162,560
Fixed charges, excluding interest on deposits	86,407	44,810	34,330	29,921	18,384
Less: Preferred stock dividends	(14,381)	(11,593)	(11,566)	(11,983)	—
Subtotal	428,295	279,606	252,406	224,608	180,944
Interest on deposits	71,582	41,239	31,207	29,602	29,441
Total	$499,877	$320,845	$283,613	$254,210	$210,385
Fixed charges:
Interest on borrowed funds	$62,310	$26,212	$17,366	$13,083	$14,903
Interest component of rental expense	9,716	7,005	5,398	4,855	3,481
Preferred stock dividends	14,381	11,593	11,566	11,983	—
Subtotal	86,407	44,810	34,330	29,921	18,384
Interest on deposits	71,582	41,239	31,207	29,602	29,441
Total	$157,989	$86,049	$65,537	$59,523	$47,825
Ratio of earnings to fixed charges:
Excluding interest on deposits	5.75	8.07x	10.58x	11.85x	9.84x
Including interest on deposits	3.38	4.15x	5.04x	5.10x	4.40x
Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	4.96	6.24x	7.35x	7.51x	9.84x
Including interest on deposits	3.16	3.73x	4.33x	4.27x	4.40x